UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

____________________________________

Name: TRIANGLE FUND LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

745 SEVENTH AVENUE
NEW YORK, NY 10019

Telephone Number (including area code):

(212) 412 - 7552

Name and address of agent for service of process:

Shirin Emami
Barclays Capital Inc.
745 Seventh Avenue
New York, NY 10019

With copies of Notices and Communication to:

Nathan J. Greene
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:     YES   ☒     NO   ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 23rd day of November, 2011.

[SEAL]	TRIANGLE FUND LLC

	By:	/s/ Nizam Siddiq

	Name:	Nizam Siddiq
	Title:	Chief Executive Officer

Attest:	/s/ Sarah Butt
Name:	Sarah Butt
Title:	Analyst